Exhibit 12.1

TECO ENERGY, INC.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth TECO Energy’s ratio of earnings to fixed charges for the periods indicated.

	Year Ended December 31, (1)
$ millions	2003		2002		2001		2000		1999
Income from continuing operations, before income taxes	$(149.9)		$225.5		$258.2		$253.7		$280.5
Interest expense (2)	359.5		255.3		212.5		180.7		130.1
Less: Capitalized interest	(17.4)		(63.2)		(23.0)		(6.5)		—
Plus: Amortization of capitalized interest	1.3		0.3		0.3		0.2		—
Less: (Income) loss from equity investments	0.4		(5.5)		(9.1)		(7.7)		(3.2)

Earnings before taxes and fixed charges	$193.9		$412.4		$438.9		$420.4		$407.4

Interest expense (2)	$359.5		$255.3		$212.5		$180.7		$130.1
Interest on refunding bonds	(0.8)		(0.9)		(1.0)		(1.0)		(1.0)

Total fixed charges	$358.7		$254.4		$211.5		$179.7		$129.1

Ratio of earnings to fixed charges	0.54	x (3)	1.62	x (4)	2.08	x (5)	2.34	x	3.16	x (6)

For the purposes of calculating these ratios, earnings consist of income from continuing operations before income taxes, income or loss from equity investments and fixed charges, less capitalized interest. Fixed charges consist of interest expense on indebtedness and interest capitalized, amortization of debt premium, the interest component of rentals and preferred stock dividend requirements. Certain prior year amounts have been adjusted to conform to the current year presentation.

(1)	All prior periods presented reflect the reclassifications of Prior Energy’s, TECO-Panda Generating Company’s (TPGC), and TECO Coalbed Methane’s results from continuing operations to discontinued operations. The sale of Prior Energy was completed in February 2004. In the fourth quarter of 2003, TECO Energy committed to a plan to exit the merchant operations of TPGC. In December 2002, TECO Energy sold substantially all of its coalbed methane assets to the Municipal Gas Authority of Georgia.
(2)	Interest expense includes total interest expensed and capitalized excluding AFUDC, and an estimate of the interest component of rentals.
(3)	Includes the effect of pretax items totaling $310.4 million, including: $42.0 million for TMDP arbitration reserve at TWG, goodwill and intangible impairments totaling $114.6 million TWG, BGA and BCH, asset impairments totaling $125.2 million at Tampa Electric and TWG related to turbine purchase cancellations, asset impairments of $13.7 million related to the valuation of BGA due to its sale in Q1 2004 sale, $14.3 million at TWG to write-down development and licenses costs and $0.6 million at TECO Fiber. The effect of these items was to reduce the ratio of earnings to fixed charges. Had these items been excluded from the calculation, the ratio of earnings to fixed charges would have been 1.41x for the year ended Dec. 31, 2003. See Footnote 7 below.
(4)	Includes the effect of pretax items totaling $48.2 million, including $34.1 million at TECO Energy related to a debt refinancing, and asset valuations of $9.2 million and $4.9 million at TPS and TECO Investments, respectively. The effect of these items was to reduce the ratio of earnings to fixed charges. Had these items been excluded from the calculation, the ratio of earnings to fixed charges would have been 1.81x for the year ended Dec. 31, 2002. See Footnote 7 below.
(5)	Includes the effect of pretax items totaling $11.1 million for asset valuations recorded at TECO Power Services and TECO Investments. The effect of these items was to reduce the ratio of earnings to fixed charges. Had these items been excluded from the calculation, the ratio of earnings to fixed charges would have been 2.13x for the year ended Dec. 31, 2001 See Footnote 7 below.
(6)	Includes the effect of pretax items totaling $21.0 million recorded at Tampa Electric, TECO Investments and TECO Energy. The effect of these items was to reduce the ratio of earnings to fixed charges. Had these items been excluded from the calculation, the ratio of earnings to fixed charges would have been 3.50x for the year ended Dec. 31, 1999. See Footnote 7 below.

(7)	The following table sets forth a reconciliation of TECO Energy’s ratio of earnings to fixed charges excluding certain charges and adjustments for the periods indicated.

	Year Ended December 31,
$ millions	2003		2002		2001		2000		1999
Earnings before income taxes and fixed charges as reported above	$193.9		$412.4		$438.9		$420.4		$407.4
Adjustment for:
Tax adjustment	—		—		—		—		1.0
Interest on tax adjustment	—		—		—		—		(9.4)
Asset impairments	145.7		14.1		11.1		—		—
Goodwill and intangible impairments	122.7		—		—		—		—
TMDP reserve	42.0		—		—		—		—
FPSC adjustment	—		—		—		—		10.5
Debt refinancing charges			34.1		—		—		—
Investment residuals	—		—		—		—		6.0
EPA resolution	—		—		—		—		3.5

Adjusted earnings before taxes and fixed charges, excluding other charges	$504.3		$460.6		$450.0		$420.4		$419.0

Total fixed charges – as reported	$358.7		$254.4		$211.5		$179.7		$129.1
Adjustments for:
Interest on tax adjustment	—		—		—		—		(9.4)

Adjusted total fixed charges, excluding other charges	$358.7		$254.4		$211.5		$179.7		$119.7

Adjusted ratio of earnings to fixed charges, excluding other charges	1.41	x	1.81	x	2.13	x	2.34	x	3.50	x